Reply to the Attention of	Michael H. Taylor*
Direct Line	604.691.7410
Direct Fax	604.893.2669
Email Address	michael.taylor@mcmillan.ca
Our File No.	62498V-0001
Date	March 1, 2017

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant,
Office of Healthcare and Insurance

Dear Sirs/Mesdames:

Re:	Merus Labs International Inc.
Form 40-F for the Year Ended September 30, 2016
Filed December 29, 2016
SEC File No. 000-30082

            We are counsel for and write on behalf of Merus Labs International Inc. (the “Company”) in response to the Staff’s letter of February 15, 2017 (the “Comment Letter”) signed by Mr. Jim B. Rosenberg on behalf of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 40-F for the year ended September 30, 2016, as originally filed on December 29, 2016 (the “Form 40-F”).

            On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission’s Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter.

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March 1, 2017 Page 2

Internal Control over Financial Reporting
Changes in Internal Control over Financial Reporting, Page 6

1.

You state that there were no changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. However, in your earnings call for the fourth quarter of fiscal 2016 you state that “Several operational efficiency and product optimization initiatives including a new ERP and financial planning system were advanced during the quarter. The company enhanced processes and implemented new quality management systems.” Please reconcile for us the apparent contradiction to your assessment regarding changes in your internal control over financial reporting.

In response to Staff’s comment, the Company advises that the work on the new enterprise resource planning (“ERP”) and financial planning system that was undertaken by the Company in the fourth quarter of fiscal 2016 was not implemented until the first quarter of fiscal 2017. Accordingly, the changes to the Company’s internal controls over financial reporting (“ICFR”) resulting from this implementation were material changes that occurred during the first quarter of fiscal 2017, rather than during the fourth quarter of fiscal 2016. The Company has confirmed this material change to ICFR effective October 1, 2017 in the Company’s management discussion and analysis of operating results and financial condition (“MD&A”) for the three months ended December 31, 2017, as filed by the Company on SEDAR on February 14, 2017 and furnished to the SEC on Form 6-K on February 15, 2017. Consistent with this reporting, the Company’s MD&A for the fiscal year ended September 30, 2016 confirmed no material change to ICFR in the fiscal year ended September 30, 2016.

Exhibit 99.1
Interests of Experts, Page 52

2.

We note your disclosure that your auditor, MNP LLP, “…held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports.” Please tell us whether MNP LLP or any of their employees beneficially owned any of your outstanding securities and, if so, how they are independent under General Instruction C.(1) of Form 40-F.

In response to Staff’s comment, the Company confirms that, based on inquiry of the Company’s independent auditor, neither MNP LLP nor any of its employees beneficially own any of the outstanding securities of the Company.

Exhibit 99.2
Report of Independent Registered Public Accounting Firm

3.

Please confirm with your auditors and have them revise their opinion in future periodic filings that the financial statements are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In response to Staff’s comment, the Company has discussed Staff’s position with MNP LLP and MNP LLP have confirmed that their audit reports on the Company’s financial statements for future fiscal years will include an express reference that the financial statements “are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board”.

Conclusion

            The Company further acknowledges that the Company and its management are responsible for the accuracy of the Company’s public disclosures notwithstanding any review, comments, action or absence of action by Staff.

            Should the Commission have any further comments or questions arising from any of the above responses, please do not hesitate to contact the writer at (604) 691-7410 at any time.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor*
McMillan LLP

*      Law Corporation